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                                  [LETTERHEAD]

Greg Etter, Esq.
Vice President and General Counsel
Battle Mountain Gold Company
333 Clay Street
Suite 4200
Houston TX 77002-4103

     RE:  CROWN JEWEL MINE, OKANOGAN COUNTY, WASHINGTON

Dear Mr. Etter:

We are writing to advise you that the United States Bureau of Land Management
(BLM) and the United States Forest Service (USFS) are unable to approve the proposed Plan of Operations (Plan) for the Crown Jewel Mine, in Okanogan County, Washington, because the Plan does not comply with the requirements of the Mining Law of 1872, 30 U.S.C. sections 22 ET SEQ. (the Mining Law).

Battle Mountain Gold Company (BMG) proposes to develop fifteen lode mining claims, four patented and eleven unpatented.(1) Under the Plan, BMG proposes to use 117 unpatented mill sites, covering approximately 565 acres, for ancillary facilities such as buildings, tailings piles, waste rock dumps, soil and ore stockpiles, and sediment traps. Forty-six of these mill sites are on public lands administered by BLM, and 71 mill sites are on lands administered by USFS.

The Mining Law allows claimants to locate up to five acres of nonmineral land for mill site use in association with each valid mining claim.(2) Any mill site acreage in excess of five acres per valid mining claim is not valid. No rights of any kind attach to invalid mining claims or mill



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     (1) The patented claims are the A&R, Umatilla, Panhandle, and Van Dyke claims; the unpatented claims are the MAG 30, MAG 31, MAG 32, MAG 33, MAG 34, MAG 39, MAG 40, MAG 41, MAG 42, MAG 47, and MAG 53.

     (2) SEE LIMITATIONS ON PATENTING MILLSITES UNDER THE MINING LAW OF 1872, M-36988 (Nov. 7, 1997) [hereinafter Solicitor's Opinion].

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sites.(3) Under the Mining Law, BMG may locate a maximum of 75 mill site acres, depending on whether all of the fifteen lode claims in the Plan are valid.(4) Based on the information in the Plan, the Crown Jewel Mine exceeds the allowable amount of mill sites by at least 490 acres.

BMG also proposes to site some surface facilities, including waste rock dumps, soil stockpiles, and sediment traps, on 22 unpatented lode claims that it does not intend to mine.(5) While the Mining Law does permit the use of a valid lode claim for facilities that are ancillary to mining on that claim, it does not permit use of a lode claim for facilities to support mining solely on OTHER lode claims.(6) For this reason, the lode claims BMG has identified for mill site use likely are


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     (3) CAMERON V. UNITED STATES, 252 U.S. 450, 460 (1920).

     (4) BLM and USFS have not determined the validity of any of BMG's lode claims or mill sites. However, only valid mining claims being developed may be used to calculate the allowable mill site acreage under the Mining Law. SEE PINE VALLEY BUILDERS, INC., 103 IBLA 384, 390 (1988) ("[I]f none of the associated mining claims are being operated, the appellant cannot be using the millsites for mining purposes."); UNITED STATES V. WEDERTZ, 71 Pub. Lands Dec. 368, 373 (1964) (millsite claimed in connection with previously patented lode claims invalid where exploration was only activity conducted on lode claims); ALASKA COPPER CO., 32 Pub. Lands Dec. 128, 131 (1903) ("A mill site is required to be used or occupied distinctly and explicitly for mining or milling purposes in connection with the lode claim with which it is associated."). BMG's lode claims outside the Plan area thus cannot be used to calculate the Crown Jewel mill site acreage.

     One mining claimant has sought to avoid the five mill site acres per mining claim limitation by relocating numerous small lode claims over its existing 20-acre claims, arguing that the Mining Law requires no minimum size for lode claims. However, the Department of the Interior currently is reviewing whether any attempted relocation for the purpose of avoiding the mill site limit might be invalid. UNITED STATES V. CITY AND COUNTY OF SAN FRANCISCO, 310 U.S. 16, 28 (1940) ("ingenuity of contractual expression" will not be permitted to thwart Congress's intent to restrict federal land grant); LEAVENWORTH, LAWRENCE & GALVESTON R.R. V. UNITED STATES, 92 U.S. 733, 740
(1876) (federal land grants should not be "enlarged by ingenious reasoning"); BOISE CASCADE CORP. V. ENVIRONMENTAL PROTECTION AGENCY, 942 F.2d 1427, 1432 (9th Cir. 1991) (statutes should be interpreted in a manner that avoids rendering any provision of the statute meaningless).

     (5) Five of the unpatented lode claims proposed for mill site use are on BLM-administered land: JR 8, JR 9, JR 10, JR 11, and JR 12. The other 17 lode claims are on USFS-administered land: JR 13, JR 17, JR 18, MAG 35, MAG 36,
MAG 37, MAG 38, MAG 48, MAG 49, BM 20, BM 21, BM 22, BM 23, BM 24, BM 25, JR 3,
and JR 4.

     (6) SEE TELLER V. UNITED STATES, 113 F. 273 (8th Cir. 1901).


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invalid.(7) Moreover, BMG may not relocate these lode claims as mill sites since the Crown Jewel Mine has already exceeded the allowable acreage of mill sites.

We emphasize that there are ways for BMG to still proceed with developing the Crown Jewel Mine consistent with the mill site limitation. On both National Forest and BLM-administered lands, BMG could seek a land exchange, provided the federal agencies determine that an exchange would be in the public interest. BLM has also indicated that use of excess mill site acreage on BLM land could be authorized through approval of a plan of operations under 43 C.F.R. Section 3809.1-6, if the lands are still open to the location under the Mining Law.(8) Alternatively, BLM is examining the extent to which it may authorize such use through a lease under Section 302(b) of FLPMA and BLM's implementing regulations at 43 C.F.R. Section 2920.(9) Because BLM is currently revisiting the surface use authorization issue, if BMG wishes to seek surface use authorization, BMG should consult with BLM for a final determination of the proper authority under which to seek such authorization.

On National Forest System lands, use of lands in excess of what the Mining Law provides may not be authorized by means of a plan of operations issued pursuant to 36 C.F.R. Part 228, Subpart A. Those regulations govern only operations authorized by the United States mining laws, which confer a statutory right to enter upon the public lands to search for minerals. Such use may be authorized by a special use authorization under 36 C.F.R. Part 251, Subpart B and the authorities cited therein. However, recent amendments to those regulations prohibit the issuance of a special use authorization for certain uses of National Forest System lands. 63 Fed. Reg. 65,950-69 (1998). In particular, issuance of a special use authorization for disposal of solid wastes or hazardous substances is barred. 36 C.F.R. Sections 251.54(e)(1)(ix) and 251.54(e)(2).

When our attorneys met with you and other BMG representatives on March 3, BMG stated that, for equitable reasons, the Department of the Interior should not require the Plan to comply with the mill site requirements of the Mining Law as explained in that the Solicitor's November, 1997, opinion. In particular, BMG argued against enforcement of the Mining Law on projects, such as the Crown Jewel Mine, for which a Record of Decision (ROD) had been prepared at the time that


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     (7) The validity of these lode claims is also questionable because permanent deposit of waste rock indicates BMG's own belief that the lode claims do not contain a valuable mineral deposit, one of the fundamental requirements for a valid mining claim.

     (8) BLM Instruction Memorandum No. 98-154; 64 Fed. Reg. 6422, 6426-27
(1999).

     (9) SEE ALANCO ENVTL. RESOURCES CORP., 145 IBLA 289, 298 (1998) (applicability of Section 3809 regulations, rather than Section 2920, rested on assumption that claimant was occupying valid mill sites); UNITED STATES V. ROCKY CONNER, 139 IBLA 361 (1997) (affirming trespass decision under Section 2920.1-2 for occupancy on invalid placer claim); WILLIAM H. SNAVELY, 136 IBLA 350 (1996) (affirming trespass decision under Section 2920.1-2 for occupancy on invalid mining claims and mill sites).

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opinion was signed. BMG restated this position in its March 9, 1999, letter to the BLM State Director and the USFS Forest Supervisor, including its contention that application of the mill site limitation to the Crown Jewel Mine would not be in "keeping with the Interior Department's practice of providing for a reasonable transition in situations where principles of fairness and reliance are involved."

After careful and thorough consideration of your arguments, we believe that it is appropriate to apply the mill site limitation to this project for two reasons. First, we have no authority to enlarge the rights granted under the Mining Law; that power is reserved to Congress.(10) Second, the mill site limitation is not, as BMG's March 9 letter argues, comparable to the proposed part 3809 regulations, which contain substantive changes in the requirements for mining operations that would justify a transition period. As the Solicitor's Opinion notes, the limitations on mill sites in the Mining Law have been widely appreciated by mining industry lawyers for decades. Adherence to the Mining Law's limitation on allowable mill site acreage by all mining claimants thus should not thwart any legitimately-held expectations.(11)

BMG also stated that, because BLM and USFS have signed the ROD for the Crown Jewel Mine, the agencies are barred from applying the mill site limitation. We disagree. Nothing in the ROD vests any right in BMG. The ROD did not purport to make any determination as to whether BMG has established valid rights under the Mining Law; it simply selected a preferred alternative. The ROD stated at page 11:

     Approval of the Selected Alternative will not now, nor in the future, serve as a determination of ownership or validity of any mining claim to which it may relate, and this Record of Decision does not give the claim owner or operator any rights they are not otherwise entitled to by law.


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     (10) WILDERNESS SOCIETY V. MORTON, 479 F.2d 842, 891 (D.C. Cir.) (en
banc), CERT. DENIED, 411 U.S. 917 (1973). Approving the Plan in contravention of the Mining Law may also be inconsistent with our responsibility to the Confederated Tribes of the Colville Reservation (CCT). As you are aware, the CCT recently sued USFS on the basis that the Final Environmental Impact Statement (FEIS) for the Crown Jewel Mine did not sufficiently examine the available alternatives. While compliance with applicable laws not specifically aimed at protecting Indian tribes has been held to satisfy the trust responsibility, MORONGO BAND OF MISSION INDIANS V. FAA, 161 F.3d 569 (9th Cir. 1998), such compliance would not be present if the agencies approve the Plan, knowing that it does not comply with the requirements of the Mining Law.

     (11) Solicitor's Opinion, at 12-14, 15; SEE ALSO 4 AMERICAN LAW OF MINING Section 110.03[1] (2d ed. 1987) ("Because of the relatively uncertain tenure of mill site claims, few miners choose mill sites as a location for permanent mining support facilities.").

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Selection of the preferred alternative in the Crown Jewel Mine environmental analysis rested on the premise that BMG had unpatented mining claims and mill sites that the government could later challenge. The ROD by its very terms addressed only the selection of an alternative for National Environmental Policy Act purposes. The ROD is clear that its selection of an alternative is valid only insofar as the unpatented mining claims and mill sites are valid. To the extent that BMG has not established rights under the Mining Law, the ROD did not create such rights or exempt BMG from complying with the law. The recent court decision rejecting the challenge to the adequacy of the Crown Jewel Mine's final EIS does not change this result.

We understand your concern that these issues are being raised relatively late in the process of considering your plan of operations. Nevertheless, the limitations the Mining Law places on mining claims and mill sites have long been understood. In these circumstances we have no choice but to enforce the law. Therefore, we hereby vacate the Crown Jewel Mine Record of Decision and cannot approve your proposed plan of operations at this time. This decision constitutes a final agency decision not subject to further administrative review.



/s/ James R. Lyons                          /s/ Sylvia Baca
----------------------------------          -----------------------------------
James R. Lyons                              Sylvia Baca
Under Secretary                             Acting Assistant Secretary
Natural Resources and Environment           Land and Minerals Management
Department of Agriculture                   Department of the Interior



/s/ Charles R. Rawls                        /s/ John D. Leshy
----------------------------------          -----------------------------------
Charles R. Rawls                            John D. Leshy
General Counsel                             Solicitor
Department of Agriculture                   Department of the Interior


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